May 15, 2014
Securities and Exchange Commission
Washington, D.C. 20549
Exhibit to Item 77K
Changes in Registrant's Certifying Accountant
Ladies and Gentlemen:
We were previously principal accountants for GPS Funds I and GPS Funds II and, under the date of May 30, 2013, we reported on the statements of assets and liabilities, including the schedules of investments, of GPS Funds I and GPS Funds II as of March 31, 2013, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. On January 17, 2014, we resigned.  We have read the statements made by GPS Funds I and GPS Funds II, which we understand will be filed with the Commission pursuant to Item 77K of Form N-SAR dated May 29, 2014, and we agree with such statements.

Very truly yours,

KPMG LLP
Sample Company
[Date of report]